

December 17, 2009

Mr. Robb D. Thompson
Chief Financial Officer
Canadian Superior Energy Inc.
Suite 3200, 500-4th Avenue SW
Calgary, Alberta, Canada T2P 2V6

> **Re:** **Canadian Superior Energy Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed May 1, 2009**
> **File No. 001-31395**

Dear Mr. Thompson:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2008

Disclosure Controls and Procedures

1.   We note your statement that your disclosure controls and procedures "are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." Please state, if true, that your disclosure controls and procedures are also "designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely

decisions regarding required disclosure."

Financial Statements

Notes to Financial Statements, page 9

Note 16 – Related parties transactions, page 23

2.   We note your disclosure with regard to the $14 million bridge facility that you loaned to a related party on September 23, 2008. Please address the following comments with respect to your disclosure:

   a.   Explain all material terms of the bridge loan agreement, including whether this agreement provided you with any rights to the assets or equity of Challenger Energy Corp ("Challenger").

   b.   Explain why you loaned Challenger funds in late fiscal year 2008 when you were experience liquidity issues and when Challenger already owed you approximately $38 million in accounts receivable that was past due.

   c.   Explain the reason that you acquired Challenger in fiscal year 2009.

3.   We note your disclosure of the Challenger acquisition in Note 5 to your Form 6-K filed on November 13, 2009. Please explain how your business combination accounting considered the $14 million bridge loan and $38 million accounts receivable that Challenger owed you prior to the acquisition. In this respect, we note that the purchase price only consists of the 27.7 million shares of common stock that you issued as consideration for the business combination. Please explain how you considered whether the total amounts owed to you from Challenger should be included as consideration for the business combination for both U.S. and Canadian GAAP purposes. Similarly, explain how you determined that this transaction resulted in a gain from a bargain purchase.

Note 19 – Contingencies and Commitments, page 25

4.   We note in your disclosure that you provided: (i) a "performance" guarantee of US$12 million, to meet the minimum work program for the MG Block Trinidad and Tobago project, (ii) a "bank" guarantee of US$15 million, in connection with the exploration production sharing agreement ("EPSA") with a Tunisian/Libyan company, and (iii) a "corporate" guarantee of (and commitment to spend) US$49 million, under the terms of the EPSA, over a period of seven years. Please tell us

what consideration you gave to the accounting and disclosure requirements of
FIN 45, in your reconciliation with United States generally accepted accounting
principles, related to these guarantees.

Note 22 – Reconciliation with United States Generally Accepted Accounting Principles, page 27

5.   We read your disclosure which explains and reconciles the differences that exist
between your primary Canadian GAAP balance sheets and statements of
operations, comprehensive loss and deficit, and the corresponding U.S. GAAP
financial statements. Please tell us why your disclosure does not also include a
similar explanation and reconciliation for your statement of cash flows, as
required by Item 17(c)(2)(iii) of Form 20-F. Such reconciliation is required
pursuant to General Instruction C(2) of Form 40-F.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

·   staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
     by the Commission or any person under the federal securities laws of the United
     States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, or Christopher J. White, Branch Chief, at (202) 551-3461, if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown, at (202) 551-3265, or me, at (202) 551-3740, with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director